P.E. 7-1-02

02047113

0-12713

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Press Release - Media Contact: Daniel Mathieson TEL: 03-3798-6511
*****For immediate use July 25, 2002

CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2003

I. Consolidated Financial Results

	Three months ended June 30, 2002	Three months ended June 30, 2001	Increase (Decrease)
	In Billions of Yen	In Billions of Yen	%
Net sales	¥1,021.2	¥1,124.6	(9.2)
Operating income (loss)	(7.0)	3.7	-
Income before income taxes	19.8	3.3	497.3
Income before cumulative effect of accounting change[*See Note 3]	7.2	3.4	110.9
Net income	7.2	0.8	767.0
	Yen	Yen	Yen
Per share of common stock:			
Income before cumulative effect of accounting change:			
Basic:	¥4.37	¥2.07	¥2.30
Diluted:	4.06	2.03	2.03
Net income:			
Basic:	4.37	0.50	3.87
Diluted:	4.06	0.49	3.57

	As of June 30,2002	As of March 31, 2002	Increase (Decrease)
	In Billions of Yen	In Billions of Yen	%
Total assets	¥4,652.9	¥5,010.8	(7.1)
Shareholders' equity	535.0	564.9	(5.3)

(Notes)

1. The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP.
2. Operating income (loss) is displayed in conformity with the accounting principles generally accepted in Japan.
3. Please refer to footnote (*) regarding change in accounting principles on page 10.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Three months ended June 30

	2002	(% of net sales)	2001	(% of net sales)	% change	2002
Net sales	JPY 1,021,239	(100.0)	JPY 1,124,659	(100.0)	-9.2	$8,510
Cost of sales	757,164	(74.1)	825,532	(73.4)	-8.3	6,310
Selling, general and administrative expenses	271,160	(26.6)	295,369	(26.3)	-8.2	2,259
Operating income (loss)	(7,085)	(-0.7)	3,758	(0.3)	-	(59)
Non-operating income	68,086	(6.6)	32,116	(2.9)	+112.0	568
Interest and dividends	4,175		5,336			35
Other	63,911		26,780			533
Non-operating expenses	41,123	(4.0)	32,546	(2.9)	+26.4	343
Interest	9,209		13,193			77
Other	31,914		19,353			266
Income before income taxes	19,878	(1.9)	3,328	(0.3)	+497.3	166
Income taxes	8,337	(0.8)	1,154	(0.1)	+622.4	70
Minority interest in losses of consolidated subsidiaries	(739)	(-0.1)	(1,069)	(-0.1)	-30.9	(6)
Equity in earnings (losses) of affiliated companies	(5,049)	(-0.5)	186	(0.0)	-	(42)
Income before cumulative effect of accounting change	7,231	(0.7)	3,429	(0.3)	+110.9	60
Cumulative effect of accounting change, net of tax	-	-	(2,595)	(-0.2)	-	-
Net income	JPY 7,231	(0.7)	JPY 834	(0.1)	+767.0	$60

(Note)

US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 120 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	June 30, 2002	June 30, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	June 30, 2002
Current assets	JPY 2,117,445	JPY 2,584,380	(JPY 466,935)	JPY 2,405,036	(JPY 287,591)	$17,646
Cash and cash equivalents	250,291	248,601	1,690	377,772	(127,481)	2,086
Notes and accounts receivable, trade	712,220	860,095	(147,875)	905,069	(192,849)	5,935
Current portion of investment in leases	248,726	272,602	(23,876)	251,947	(3,221)	2,073
Inventories	681,343	967,558	(286,215)	650,043	31,300	5,678
Other current assets	224,865	235,524	(10,659)	220,205	4,660	1,874
Long-term assets	2,535,507	2,687,280	(151,773)	2,605,847	(70,340)	21,129
Long-term receivables, trade	37,371	47,440	(10,069)	45,073	(7,702)	311
Investments and advances	495,351	687,779	(192,428)	576,005	(80,654)	4,128
Investment in leases	255,707	281,593	(25,886)	254,814	893	2,131
Property, plant and equipment	948,255	1,140,408	(192,153)	959,577	(11,322)	7,902
Other assets	798,823	530,060	268,763	770,378	28,445	6,657
Total assets	JPY 4,652,952	JPY 5,271,660	(JPY 618,708)	JPY 5,010,883	(JPY 357,931)	$38,775
Current liabilities	JPY 1,923,899	JPY 2,271,865	(JPY 347,966)	JPY 2,210,341	(JPY 286,442)	$16,033
Short-term borrowings and current portion of long-term debt	768,984	828,204	(59,220)	760,827	8,157	6,408
Notes and accounts payable, trade	747,225	993,168	(245,943)	938,955	(191,730)	6,227
Other current liabilities	407,690	450,493	(42,803)	510,559	(102,869)	3,398
Long-term liabilities	1,952,986	1,974,900	(21,914)	2,005,610	(52,624)	16,275
Long-term debt	1,439,168	1,509,838	(70,670)	1,498,878	(59,710)	11,993
Accrued pension and severance costs	482,580	397,877	84,703	467,561	15,019	4,022
Other	31,238	67,185	(35,947)	39,171	(7,933)	260
Minority shareholders' equity *in consolidated subsidiaries*	143,688	109,758	33,930	132,817	10,871	1,197
Preferred securities issued by a subsidiary	97,350	-	97,350	97,200	150	811
Common stock	244,726	244,720	6	244,726	0	2,039
Additional paid-in capital	359,440	360,322	(882)	359,501	(61)	2,995
Retained earnings	73,356	388,913	(315,557)	66,125	7,231	611
Accumulated other comprehensive income (loss)	(142,493)	(78,818)	(63,675)	(105,437)	(37,056)	(1,186)
Total shareholders' equity	535,029	915,137	(380,108)	564,915	(29,886)	4,459
Total liabilities and shareholders' equity	JPY 4,652,952	JPY 5,271,660	(JPY 618,708)	JPY 5,010,883	(JPY 357,931)	$38,775

CONDENSED CONSOLIDATED BALANCE SHEETS (SUPPLEMENTARY INFORMATION) (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	June 30, 2002	June 30, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	June 30, 2002
Current assets	JPY 1,838,834	JPY 2,324,673	(JPY 485,839)	JPY 2,125,329	(JPY 286,495)	$15,324
Cash and cash equivalents	231,097	227,593	3,504	348,021	(116,924)	1,926
Notes and accounts receivable, trade	729,389	900,095	(170,706)	938,179	(208,790)	6,078
Inventories	681,343	967,558	(286,215)	650,043	31,300	5,678
Other current assets	197,005	229,427	(32,422)	189,086	7,919	1,642
Long-term assets	2,273,827	2,366,867	(93,040)	2,338,542	(64,715)	18,948
Long-term receivables, trade	37,371	47,440	(10,069)	45,950	(8,579)	311
Investments and advances	514,648	699,049	(184,401)	595,007	(80,359)	4,289
Property, plant and equipment	931,358	1,107,525	(176,167)	939,470	(8,112)	7,761
Other assets	790,450	512,853	277,597	758,115	32,335	6,587
Total assets	JPY 4,112,661	JPY 4,691,540	(JPY 578,879)	JPY 4,463,871	(JPY 351,210)	$34,272
Current liabilities	JPY 1,756,408	JPY 2,097,821	(JPY 341,413)	JPY 2,061,102	(JPY 304,694)	$14,637
Short-term borrowings and current portion of long-term debt	571,911	604,741	(32,830)	577,105	(5,194)	4,766
Notes and accounts payable, trade	791,213	1,060,152	(268,939)	985,326	(194,113)	6,593
Other current liabilities	393,284	432,928	(39,644)	498,671	(105,387)	3,278
Long-term liabilities	1,596,074	1,586,298	9,776	1,623,442	(27,368)	13,300
Long-term debt	1,086,008	1,147,237	(61,229)	1,119,634	(33,626)	9,050
Accrued pension and severance costs	481,576	397,586	83,990	466,475	15,101	4,013
Other	28,490	41,475	(12,985)	37,333	(8,843)	237
Minority shareholders' equity in consolidated subsidiaries	127,800	92,284	35,516	117,212	10,588	1,065
Preferred securities issued by a subsidiary	97,350	-	97,350	97,200	150	811
Common stock	244,726	244,720	6	244,726	0	2,039
Additional paid-in capital	359,440	360,322	(882)	359,501	(61)	2,995
Retained earnings	73,356	388,913	(315,557)	66,125	7,231	611
Accumulated other comprehensive income (loss)	(142,493)	(78,818)	(63,675)	(105,437)	(37,056)	(1,186)
Total shareholders' equity	535,029	915,137	(380,108)	564,915	(29,886)	4,459
Total liabilities and shareholders' equity	JPY 4,112,661	JPY 4,691,540	(JPY 578,879)	JPY 4,463,871	(JPY 351,210)	$34,272

(Note)

In the condensed consolidated balance sheets on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

	Three months ended June 30			
	2002	2001	Increase (Decrease)	2002
I. Cash flows from operating activities				
Net income	JPY 7,231	JPY 834	JPY 6,397	$60
Adjustments to reconcile net income to net cash used in operating activities				
Depreciation	43,730	58,670	(14,940)	364
Equity in (earnings) losses of affiliated companies, net of dividends	5,294	259	5,035	44
Decrease in notes and accounts receivable	208,742	210,392	(1,650)	1,740
Increase in inventories	(29,962)	(122,394)	92,432	(250)
Decrease in notes and accounts payable	(178,684)	(115,834)	(62,850)	(1,489)
Other, net	(127,474)	(135,445)	7,971	(1,062)
Net cash used in operating activities	(71,123)	(103,518)	32,395	(593)
II. Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	14,604	21,074	(6,470)	122
Additions to property, plant and equipment	(30,574)	(93,975)	63,401	(255)
Proceeds from sales of marketable securities	44,330	208	44,122	369
Purchase of marketable securities	(67)	(3,546)	3,479	(1)
Other, net	13,265	(7,788)	21,053	111
Net cash provided by (used in) investing activities	41,558	(84,027)	125,585	346
Free cash flows	(29,565)	(187,545)	157,980	(247)
III. Cash flows from financing activities				
Net proceeds from (repayments of) bonds and borrowings	(89,899)	56,676	(146,575)	(749)
Dividends paid	(4,689)	(8,858)	4,169	(39)
Other, net	(61)	1,600	(1,661)	(1)
Net cash provided by (used in) financing activities	(94,649)	49,418	(144,067)	(789)
Effect of exchange rate changes on cash and cash equivalents	(3,267)	(107)	(3,160)	(26)
Net decrease in cash and cash equivalents	(127,481)	(138,234)	10,753	(1,062)
Cash and cash equivalents at beginning of period	377,772	386,835	(9,063)	3,148
Cash and cash equivalents at end of period	JPY 250,291	JPY 248,601	JPY 1,690	$2,086

SEGMENT INFORMATION (UNAUDITED)

(1) Net Sales (Including internal sales to other segments)

(Million of yen, millions of U.S.dollars)

Three months ended June 30

	2002	(% of total)	% change	2001	(% of total)	2002
NEC Solutions	JPY 444,893	(43.6)	+2.7	JPY 433,253	(38.5)	$3,707
NEC Networks	330,178	(32.3)	-28.9	464,179	(41.3)	2,751
NEC Electron Devices	229,337	(22.5)	+3.6	221,322	(19.7)	1,911
Others	131,205	(12.8)	-4.4	137,211	(12.2)	1,093
Eliminations	(118,833)	(-11.6)	-14.5	(138,993)	(-12.4)	(989)
Electronics business total	1,016,780	(99.6)	-9.0	1,116,972	(99.3)	8,473
Leasing business	10,192	(1.0)	-40.8	17,204	(1.5)	85
Eliminations	(5,733)	(-0.6)	-39.8	(9,517)	(-0.8)	(48)
Consolidated total	JPY 1,021,239	(100.0)	-9.2	JPY 1,124,659	(100.0)	$8,510

(2) Segment Profit or Loss

(Million of yen, millions of U.S.dollars)

Three months ended June 30

	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002
NEC Solutions	JPY 3,386	(0.8)	(JPY 3,166)	JPY 6,552	(1.5)	$28
NEC Networks	5,317	(1.6)	(25,945)	31,262	(6.7)	44
NEC Electron Devices	(3,248)	(-1.4)	14,131	(17,379)	(-7.9)	(27)
Others	(4,769)	(-3.6)	1,641	(6,410)	(-4.7)	(40)
Eliminations	(2,797)	-	(292)	(2,505)	-	(23)
Unallocated corporate exp	(6,472)	-	1,745	(8,217)	-	(54)
Electronics business total	(8,583)	(-0.8)	(11,886)	3,303	(0.3)	(72)
Leasing business	2,243	(22.0)	1,063	1,180	(6.9)	19
Eliminations	(745)	-	(20)	(725)	-	(6)
Consolidated total	(JPY 7,085)	(-0.7)	(JPY 10,843)	JPY 3,758	(0.3)	($59)

(Note)

Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation

(3) Net Sales to External Customers

(Billions of yen, millions of U.S.dollars)

Three months ended June 30

	2002	% change	2001	2002
NEC Solutions	**JPY 408.2**	+0.6	JPY 405.7	**$3,402**
Domestic	**355.5**	+3.9	342.3	**2,963**
Overseas	**52.6**	-16.9	63.3	**439**
NEC Networks	**307.5**	-31.9	451.6	**2,563**
Domestic	**225.4**	-31.6	329.4	**1,878**
Overseas	**82.1**	-32.7	122.1	**685**
NEC Electron Devices	**208.4**	+17.9	176.8	**1,737**
Domestic	**129.1**	+32.6	97.4	**1,076**
Overseas	**79.2**	-0.1	79.3	**661**
Others	**88.7**	+17.7	75.3	**740**
Domestic	**69.0**	+13.6	60.7	**577**
Overseas	**19.6**	+35.1	14.5	**163**
Electronics business total	**1,013.0**	-8.7	1,109.5	**8,442**
Domestic	**779.1**	-6.1	830.0	**6,494**
Overseas	**233.8**	-16.3	279.5	**1,948**
Leasing business	**8.2**	-45.6	15.1	**68**
Domestic	**8.2**	-45.6	15.1	**68**
Overseas	**-**	-	-	**-**
Consolidated total	**1,021.2**	-9.2	1,124.6	**8,510**
Domestic	**787.4**	-6.8	845.1	**6,562**
Overseas	**233.8**	-16.3	279.5	**1,948**

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

Three months ended June 30

	2002	% change	2001	2002
NEC Solutions	**JPY 444.8**	+2.7	JPY 433.2	**$3,707**
Systems Integration Services /Software	**76.3**	+9.8	69.5	**636**
Internet Services/Support Services	**82.1**	+23.6	66.4	**684**
Servers/Storage Products/Workstations	**82.0**	+25.4	65.4	**683**
Personal Products	**174.2**	-9.1	191.6	**1,452**
Other Hardware	**30.2**	-25.1	40.3	**252**
NEC Networks	**JPY 330.1**	-28.9	JPY 464.1	**$2,751**
Network Infrastructure	**199.7**	-25.5	268.2	**1,664**
Mobile Terminals	**88.8**	-44.9	161.1	**740**
Other	**41.6**	+19.5	34.8	**347**
NEC Electron Devices	**JPY 229.3**	+3.6	JPY 221.3	**$1,911**
Semiconductors	**166.6**	-3.0	171.7	**1,388**
Displays	**29.1**	+32.9	21.9	**243**
Electronic Components	**33.6**	+21.3	27.7	**280**

II. Business Results

1. First Quarter of the Fiscal Year ending March 31, 2003 (three months period ended June 30, 2002)

Consolidated net sales of NEC for the three months ended June 30, 2002 decreased by ¥103.4 billion, or 9%, to ¥1,021.2 billion over the previous first quarter ended June 30, 2001. NEC recorded income before income taxes of ¥19.8 billion, an increase of ¥16.5 billion compared to the corresponding period of the previous year.

Sales

Sales of NEC Solutions slightly increased from the corresponding period of the previous year, due mainly to business expansion in the area of software, services, servers, storage products and workstations, although sales of personal products dropped. Sales of NEC Electron Devices also showed a small increase compared to the corresponding period of the previous year, due primarily to a sales increase in displays including color PDPs (Plasma Display Panels) and the new consolidation of NEC Tokin Corporation. Sales of NEC Networks decreased significantly, compared to the first quarter of the previous year when the sales were favorable. This was due to stagnant conditions in the global communications market, which caused the sales decrease in network infrastructure, and the market deceleration for mobile terminals.

Operating income (loss)

NEC Solutions recorded a segment profit due to a sales increase in its software and services businesses, which are a stable source of income for NEC. NEC Electron Devices substantially reduced its segment loss compared to the corresponding period of the previous year because semiconductors market bottomed out and restructuring measures to reduce fixed costs, which were implemented in the previous fiscal year, showed great effectiveness. Despite a dramatic decrease in its segment profit due to a decline in sales, NEC Networks secured a segment profit primarily resulting from improved efficiency brought on by structural reforms to its network infrastructure business executed in the previous fiscal year. As a result, NEC recorded operating loss of ¥7.0 billion in this quarter.

Income before income taxes

Income before income taxes increased by ¥16.5 billion over the corresponding period of the previous year mainly due to gain on sale of marketable securities. Although equity in earnings of affiliated companies decreased, net income for this quarter was ¥7.2 billion, an increase of ¥6.3 billion from the corresponding period of the previous year when NEC posted the cumulative effect of accounting change from the application of new accounting standards (* footnote) regarding derivatives and hedge activity.

(* footnote)

On April 1, 2001, NEC adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB statement No. 133." These statements require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The cumulative effect from the adoption of these statements is disclosed as "cumulative effect of accounting change, net of tax" in the condensed consolidated statements of operations.

2. Sales and Segment Profit or Loss

Sales and segment profit or loss of NEC's main segments (including inter-segment transactions) were as follows (figures in brackets denote increase or decrease from the first quarter of the previous year):

NEC Solutions

Sales: ¥444.8 billion (+3%)
Segment profit: ¥3.3 billion (-¥3.1 billion)

NEC Solutions' sales for this quarter were ¥444.8 billion, an increase of 3% over the corresponding period of the previous year. Sales for each product area were as follows:

In the area of systems integration (SI) services and software, sales increased by 10% to ¥76.3 billion over the corresponding period of the previous year, due to steady growth in SI services for the communications, media and medical markets. In the area of Internet services and support services, sales also rose by 24% to ¥82.1 billion over the corresponding period of the previous year, due to growth in BIGLOBE's value-added services and support services. In the area of servers, storage products and workstations, there was a 25% increase to ¥82.0 billion over the corresponding period of the previous year, which was due to winning big orders for open system servers including UNIX servers. Conversely, in the area of personal products, sales decreased by 9% to ¥174.2 billion compared to the corresponding period of the previous year, which was impacted by continuous stagnant conditions in domestic and European markets.

NEC Solutions recorded a segment profit of ¥3.3 billion, because of stable profits generated by SI services and software businesses and the fact that some achievements in restructuring were made in spite of significant decrease in shipments for personal products.

NEC Networks

Sales: ¥330.1 billion (-29%)
Segment profit: ¥5.3 billion (-¥25.9 billion)

NEC Network's sales for this quarter decreased by 29% from the corresponding period of the previous year to ¥330.1 billion.

By product area, sales of network infrastructure decreased by 26% to ¥199.7 billion; sales of mobile terminals decreased by 45% to ¥88.8 billion, over the corresponding period of the previous year; and sales of other products were ¥41.6 billion. These results were due to a drop in shipments of network infrastructure caused by sluggish conditions in overseas markets, submarine cable systems market and domestic communication infrastructure market, and significant decrease in shipments for domestic mobile terminal business over the corresponding period of the previous year. Additionally, there was a substantial decrease in mobile terminal shipments, compared to favorable conditions at the corresponding period of the previous year.

Despite a sharp decline in sales, NEC Networks maintained a segment profit of ¥5.3 billion due to cost reduction achievements in restructuring executed during the previous fiscal year.

NEC Electron Devices

Sales: ¥229.3 billion (+4%)
Segment loss: -¥3.2 billion (+¥14.1 billion)

NEC Electron Devices' net sales for this quarter were ¥229.3 billion, a 4% increase compared to the corresponding period of the previous year.

By main product area; sales of semiconductors decreased by 3% to ¥166.6 billion; sales of displays increased by 33% to ¥29.1 billion; and sales of electronic components and others increased by 21% to ¥33.6 billion, compared to the corresponding period of the previous year. These results were brought on by a modest recovery in the semiconductor market due to the upturn in consumer products manufacturing in Asia and Japan. Additional factors were the rapid growth in the color PDP market and the new consolidation of NEC Tokin Corporation as a result of the integration to NEC Tokin of NEC's electronic components business.

NEC Electron Devices recorded a segment loss of ¥3.2 billion for this quarter. However, the execution of extensive company-wide restructuring efforts to effectively reduce fixed costs, combined with the recovery of electronics market contributed to a large improvement of ¥14.1 billion over the corresponding period of the previous year.

3. Cash Flows

Net cash used in operating activities for this quarter was ¥71.1 billion, primarily due to a decrease in notes and accounts payable. The amount of cash used decreased by ¥32.3 billion compared to the corresponding period of the previous year mainly as a result of improved efficiency in inventories.

Net cash provided by investing activities was ¥41.5 billion, an increase of ¥125.5 billion from the corresponding period of the previous year. This principally reflects a decrease in payments for addition to property, plant and equipment, down by ¥63.4 billion and the increase in proceeds from the sale of marketable securities, up ¥44.1 billion. Consequently, net cash used in operating and investing activities totaled ¥29.5 billion.

Net cash used in financing activities was ¥94.6 billion as a result of repayments of bonds and borrowings. Cash and cash equivalents amounted to ¥250.2 billion, a decrease of ¥127.4 billion compared to the end of previous fiscal year.

CAUTIONARY STATEMENTS:

In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 am on July 26, 2002 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: July 25, 2002